Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

NEW EMPLOYEE QUESTIONS AND RESPONSES POSTED ON TRANE’S PORTAL ON JANUARY 29, 2008.

Business-related questions

1.	If the sale is not completed prior to the date of record for Trane’s first quarter dividend, will we still see the dividend?

We expect that our board will declare a dividend for the first quarter after it meets in February.

2.	If the sale is completed prior to the date of record, will we lose the dividend or will it be prorated?

Once declared, the dividend is payable to all holders of record on the record date, regardless of whether the record date occurs before or after the date on which Trane is acquired by Ingersoll Rand.

3.	How has Trane used the proceeds from the B&K sale?

The proceeds of the B&K sale have been used to repay bank financing and fund business requirements, with the remaining portion held in short-term investments.

4.	Are we planning to repurchase stock?

No. The agreement with Ingersoll Rand prohibits us from repurchasing stock.

HR-related questions

1.	Will we go through the regular 2008/09 salary planning process?

Yes. Merit increases will be planned according to our annual process and consistent with our past practice.

2.	Will annual increases for 2008 be honored once the acquisition is closed?

In general, salary increases that have been approved through the salary-planning process before the closing of the acquisition and that are consistent with our past practices will be honored. Any exceptions are subject to the terms of the acquisition agreement. As per the agreement, Ingersoll Rand will provide compensation and benefits that, in the aggregate, (but excluding equity-based compensation and benefits) are no less favorable than those currently in place at Trane for one year after the acquisition closes.

3.	Can I qualify for severance if I volunteer to leave the company?

No. The two companies will conduct a thorough integration process. Providing financial incentives for people to leave the business before the integration analysis is complete could result in unintended loss of the talent.

4.	If my three-year vesting period occurs after the close of the sale, will balances in the Savings Plan/ESOP or other retirement plans be affected?

All active employees as of the date of the closing of the acquisition continue to accrue vesting service while employed by Ingersoll Rand in accordance with the terms of the applicable plan.

5.	What if, due to the sale to Ingersoll Rand, employees lose their jobs before they attain their three-year vesting date?

Generally, except as otherwise provided under federal laws, if employees lose their jobs prior to reaching the three-year vesting date, they will not vest in the ESOP, 401(k) or Pension Plan. However, employees who qualify for limited benefits continuation through severance will continue to earn vesting service for the duration of severance.

6.	What will happen to my ESPP account? Does Ingersoll Rand enable employees to buy shares of its stock through a similar plan?

ESPP participants will receive $36.50 in cash and .23 shares of Ingersoll Rand (NYSE: IR) stock for every Trane share they hold as of the date on which the acquisition closes.

Presently, Ingersoll Rand does not offer an ESPP of its own. However, Ingersoll Rand employees may purchase IR stock through its 401(k) plans.

7.	Will the usual holding period continue to apply to recently purchased Employee Stock Purchase Plan (ESPP) shares?

Under the terms of the acquisition agreement with Ingersoll Rand, we need to discuss with and get Ingersoll Rand’s approval before we can waive existing restrictions in our benefit plans, including the one-year holding period on the ESPP. These and other benefits-related questions will be addressed during the integration process; information will be communicated once decisions are made.

8.	How will cash payment for Trane shares be credited within the Savings Plan/ESOP or 401k/Thrift Plan? Will it be in a cash account or put into a short-term investment account? Can we reinvest those funds? Can we roll over the proceeds into Ingersoll Rand stock?

No decisions have been made about the future of the Trane retirement plans following the close of the acquisition. These and other benefits-related questions will be addressed during the integration process; information will be communicated once decisions are made.

9.	Will Fidelity continue to handle our retirement accounts after the sale closes?

While no specific decisions about the Trane plans have been made, Fidelity currently administers Ingersoll Rand’s 401(k) plans. These and other benefits-related questions will be addressed during the integration process; information will be communicated once decisions are made.

10.	How will Ingersoll Rand’s acquisition of Trane affect the WABCO stock we currently own as Trane employees?

The acquisition of Trane by Ingersoll Rand will have no impact on your WABCO shares.

11.	For Trane employees in the Retiree Medical Account, that dollar amount shows up as part of the total dollars in our 401(k). Can we expect that money will remain in our 401(k) account after the acquisition by Ingersoll Rand?

To clarify, although your Retiree Medical Subsidy Account is captured in your personalized NetBenefits statement, it is not part of your Savings Plan/ESOP balance; it is simply shown there for your convenience.

12.	What will become of the Retiree Medical Subsidy Account?

There will be no changes to the Retiree Medical Subsidy Account prior to closing. These and other benefits-related questions will be addressed during the integration process; information will be communicated once decisions are made.

13.	What will happen to any existing Trane training and development courses since Ingersoll Rand offers its employees a university of classes and programs?

No changes will occur prior to the closing of the acquisition. This issue will be addressed as part of the integration process, and any changes will be communicated once decisions are made.

Important Legal Statements

The transaction is subject to a vote of the Trane stockholders and requires registration of the shares of Ingersoll-Rand to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends.

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or Ingersoll Rand’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of Ingersoll Rand and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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